Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298 Fax: (541) 739-8298

November 25, 2014

Mr. Craig E. Slivka

Mr. Edward Kelly

Senior Counsel

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Auscrete Corporation

Registration Statement on Form S-1

Filed October 7, 2014

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed October 15, 2014

File No. 333-199187

Dear Sirs,

I am writing in response to your letter dated October 23, 2014 in which you provide comments in connection with our submitted Form S-1/A. This letter serves to respond to those specific requests for information or clarification addressed in your letter. Your comments are copied herein and our response follows in Italics.

General

1. We note that you are registering the resale of 17,435,000 shares of common stock by the selling shareholders. Given the size of the offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on rule 415(a)(1)(i) for the offering. In your analysis..etc.

The registration statement incorrectly stated the number of share being registered. The correct numbers have been applied.

Registration Statement's Facing Page

2. Since the securities being registered are to be offered and sold on a continuous or delayed basis, please check the Rule 415 box.

The box has been checked.

Our Management will have broad discretion in using the proceeds of any funding, Page 7

3. Since you will not receive any proceeds from this offering, please delete the sentence "Therefore, our management will have broad discretion in applying the net proceeds of this offering."

The sentence has been deleted.

Selling Shareholders, page 9

4. Include a column in the table showing the percentage if 1% or more of the class of securities to be owned by each selling shareholder after completion of the offering. See Item 507 of Regulation S-K.

The column has been added.

Exhibits

5. File also the consent of Anton & Chia as an exhibit to the registration statement.

The 2012 financials have been re-audited by our current Auditor and Consents for both 2012 and 2013 have been filed.

I trust the above answers properly address your questions and, should you require further information, please contact me at the above telephone number or at my email - john@auscretehomes.com

Sincerely

/s/ John Sprovieri

John Sprovieri

President/CEO

Auscrete Corporation